STEP INCOME SECURITIES® (STEPS®)	Filed Pursuant to Rule 433 Registration No. 333-268718
STEP Income Securities® Linked to the Common Stock of Tesla, Inc.
Issuer
BofA Finance LLC (“BofA Finance”)
Guarantor
Bank of America Corporation (“BAC”)
Principal Amount
$10.00 per unit
Term
Approximately one year and one week
Market Measure
Common Stock of Tesla, Inc.  (the “Underlying Company”) (NASDAQ symbol: TSLA)
Interest
20.00% per year, paid quarterly
Payout Profile at Maturity
●
A payment of [$0.10 to $0.50] per unit if the Underlying Stock increases to or above 120.00% of the Starting Value
●
1-to-1 downside exposure to decreases in the Underlying Stock, with up to 100% of your principal at risk
Step Level
120.00% of the Starting Value
Step Payment
[$0.10 to $0.50] per unit, a [1.00% to 5.00%] return over the principal amount, to be determined on the pricing date
Threshold Value
100.00% of the Starting Value
Preliminary Offering Documents
https://www.sec.gov/Archives/edgar/data/70858/000191870425004845/bofa-3pd34057_424b2.htm
Exchange Listing
No
You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.
Risk factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
●
Depending on the performance of the Underlying Stock as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
●
Payments on the notes are subject to the credit risk of BofA Finance and the credit risk of BAC, and actual or perceived changes in the creditworthiness of BofA Finance and BAC are expected to affect the value of the notes. If BofA Finance and BAC become insolvent or are unable to pay their respective obligations, you may lose your entire investment.
●
Your investment return, if any, is limited to the return represented by the periodic interest payments over the term of the notes and the Step Payment, if any, and may be less than a comparable investment directly in the Underlying Company.
●
The initial estimated value of the notes on the pricing date will be less than their public offering price.
●
If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
●
You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive any shares of the Underlying Stock or dividends or other distributions by the issuer of the Underlying Stock.
●
The issuer, MLPF&S, BofAS and their respective affiliates do not control the Underlying Company and have not verified any disclosure made by the Underlying Company.  The Underlying Company will have no obligations relating to the notes.
●
Payments on the notes will not be adjusted for all corporate events that could affect the Underlying Stock.
Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.